UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 14)1

The Steak n Shake Company
(Name of Issuer)

Common Stock, $.50 Par Value
(Title of Class of Securities)

857873-10-3
(CUSIP Number)

Sardar Biglari
c/o The Lion Fund, L.P.
9311 San Pedro Avenue, Suite 1440
San Antonio, Texas 78216
(210) 344-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,645,245
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,645,245
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Sizzlin Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,653,545
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,653,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,653,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,553,545
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,553,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,553,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Acquisitions L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,553,545
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,553,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,553,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON The Lion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 991,700
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 991,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 991,700
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 991,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Mustang Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Mustang Capital Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Mustang Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON John K. H. Linnartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Mustang Capital Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 80,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 80,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Mustang Capital Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 20,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 20,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Philip L. Cooley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,123
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 66,123
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Jonathan Dash
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 158,436
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 158,436
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,436
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Dash Acquisitions LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 158,436
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 158,436
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,436
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 857873-10-3

The following constitutes Amendment No. 14 (“Amendment No. 14”) to the Schedule 13D filed by the undersigned.  This Amendment No. 14 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by The Lion Fund, L.P., a Delaware limited partnership (“Lion Fund”), Biglari Capital Corp., a Texas corporation (“BCC”), Western Acquisitions L.P., a Delaware limited partnership (“Western Acquisitions”), Western Investments Inc., a Delaware corporation (“Western Investments”), Western Sizzlin Corp., a Delaware corporation (“WSC”), Sardar Biglari, Philip L. Cooley, Jonathan Dash, Dash Acquisitions LLC, a Delaware limited liability company (“Dash Acquisitions”), Mustang Capital Partners I, LP, a Texas limited partnership (“MCPI”), Mustang Capital Partners II, LP, a Texas limited partnership (“MCPII”),  Mustang Capital Advisors, LP, a Texas limited partnership (“MCA”), Mustang Capital Management, LLC, a Texas limited liability company (“MCM”), Western Mustang Holdings LLC, a Delaware limited liability company (“WMH”), and John K. H. Linnartz.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

BCC is the general partner of the Lion Fund.  Sardar Biglari is the Chairman and Chief Executive Officer of BCC.  By virtue of these relationships, BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by the Lion Fund.

Western Investments is the general partner of Western Acquisitions.  Western Investments is a wholly-owned subsidiary of WSC.  Sardar Biglari is the Chairman and Chief Executive Officer of each of Western Investments and WSC and has been delegated investment discretion over the securities owned by WSC.  By virtue of these relationships, Western Investments, WSC and Sardar Biglari may be deemed to beneficially own the Shares owned by Western Acquisitions.

MCA serves as investment manager to, and is the general partner of, each of MCPI and MCPII.  MCM is the general partner of MCA.  John K. H. Linnartz is the managing member of MCM.  WSC, through WMH, its wholly-owned subsidiary, has a controlling interest in MCA and MCM.  By virtue of these relationships, MCA, MCM, John K. H. Linnartz, WSC and Sardar Biglari may be deemed to beneficially own the Shares owned by MCPI and MCPII.

Jonathan Dash and Dash Acquisitions may be deemed to beneficially own Shares held in client accounts managed by Dash Acquisitions over which Jonathan Dash has investment discretion.

Philip L. Cooley is an advisory director of BCC and Vice Chairman of the Board of WSC.

Sardar Biglari serves as the Chairman of the Board and Chief Executive Officer of the Issuer.  Philip L. Cooley also serves as Vice Chairman of the Board of the Issuer.

CUSIP NO. 857873-10-3

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of WSC.

(b) The principal business address of each of the Lion Fund, BCC and Sardar Biglari is 9311 San Pedro Avenue, Suite 1440, San Antonio, Texas 78216.

The principal business address of each of Western Acquisitions, Western Investments, WSC and WMH is 401 Albemarle Avenue SE, Roanoke, Virginia 24011.

The principal business address of each of MCPI, MCPII, MCA, MCM and John K. H. Linnartz is 1506 McDuffie Street, Houston, Texas 77019.

The principal business address of each of Jonathan Dash and Dash Acquisitions is 9701 Wilshire Boulevard, Suite 1110, Beverly Hills, California 90212.

The principal business address of Philip L. Cooley is c/o Trinity University, One Trinity Place, San Antonio, Texas 78212.

(c) The principal business of the Lion Fund is purchasing, holding and selling securities for investment purposes.  The principal business of BCC is serving as the general partner of the Lion Fund.  The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of BCC.

The principal business of WSC is serving as a holding company that owns subsidiaries engaged in a number of diverse business activities, including the franchise and operation of restaurants.  WSC also invests in securities through its subsidiaries, including  Western Investments and WMH.  The principal business of Western Acquisitions is serving as an investment fund of which Western Investments is the general partner.

The principal business of MCPI and MCPII is purchasing, holding and selling securities for investment purposes.  The principal business of MCA is serving as investment manager to, and the general partner of, each of MCPI and MCPII.  The principal business of MCM is serving as the general partner of MCA.  The principal occupation of John K. H. Linnartz is serving as the managing member of MCM.

The principal occupation of Philip L. Cooley is serving as the Prassel Distinguished Professor of Business at Trinity University, San Antonio, Texas.

The principal business of Dash Acquisitions is providing investment advisory services.  The principal occupation of Jonathan Dash is serving as the President of Dash Acquisitions.

(d) No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 857873-10-3

(e) No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Sardar Biglari, Philip L. Cooley, John K. H. Linnartz, Jonathan Dash and the persons listed on Schedule A are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the Shares owned directly by the Lion Fund is $15,694,001.  The Shares owned directly by the Lion Fund were acquired with the working capital of the Lion Fund.

Certain of the Shares reported in this Amendment No. 14 as owned by Western Acquisitions were acquired by way of an internal contribution from WSC.  Western Acquisitions acquired from WSC an aggregate of 299,945 Shares on September 7, 2007 at a per Share price of $15.58, equal to the last reported sales price on the New York Stock Exchange on the date the transaction was completed, or an aggregate purchase price of approximately $4,673,143.  The total of 299,945 Shares transferred by WSC to Western Acquisitions were initially acquired by WSC for an aggregate purchase price of approximately $4,581,977.

The aggregate purchase price of the Shares owned directly by Western Acquisitions is approximately $19,159,411.  The Shares owned directly by Western Acquisitions were acquired with the working capital of Western Acquisitions.

The aggregate purchase price of the Shares owned directly by MCPI is approximately $810,687.  The Shares owned directly by MCPI were acquired with the working capital of MCPI.

The aggregate purchase price of the Shares owned directly by MCPII is approximately $203,219.  The Shares owned directly by MCPII were acquired with the working capital of MCPII.

The aggregate purchase price of the Shares owned directly by Philip L. Cooley and owned directly by Philip L. Cooley’s spouse, Sandy Cooley who shares the same business address as Philip L. Cooley, which he may also be deemed to beneficially own is approximately $446,793.  Of the 66,123 Shares beneficially owned by Philip L. Cooley, 51,500 Shares were acquired with Philip L. Cooley’s personal funds, 11,000 Shares were acquired with his spouse’s personal funds, 500 Shares were acquired with the working capital of BCC and subsequently gifted to Philip L. Cooley and 3,123 Shares were awarded to Philip L. Cooley in his capacity as a director of the Issuer pursuant to the Issuer’s 2008 Equity Incentive Plan (897 of such Shares vest over a two year period ending February 13, 2011, the restriction on transfer for 1,000 of such Shares expires on March 12, 2011 and the restriction on transfer for 1,226 of such Shares expires on October 19, 2010).

CUSIP NO. 857873-10-3

The aggregate purchase price of the Shares that may be deemed to be beneficially owned by Dash Acquisitions is approximately $2,255,837.  Such Shares were acquired with the funds of clients of Dash Acquisitions.

The Lion Fund, WSC, Western Acquisitions, MCPI and MCPII effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 13, 2009, the Issuer and WSC announced the execution of a non-binding Letter of Intent relating to a proposed merger of WSC into a wholly-owned subsidiary of the Issuer.  The Letter of Intent was negotiated between special committees of the boards of directors of both companies both of which were composed entirely of independent directors.

The Letter of Intent contemplates that on or prior to closing WSC will distribute to its stockholders all of the Shares beneficially owned by WSC.  Further, under the terms of the Letter of Intent, the consideration payable to WSC’s stockholders will be based on a net transaction valuation of approximately $22,959,000.  At closing, each share of WSC’s common stock would be converted into the right to receive an amount equal to approximately $8.11 in the principal amount of debentures issued by the Issuer.  It is anticipated that the debentures will have a term of five (5) years, will bear interest at the rate of 14% per annum and will be pre-payable without penalty at the option of the Issuer after one (1) year from the date of issuance.

The closing of the transaction is subject to certain conditions, including negotiation and execution of definitive documentation and the satisfactory completion of the parties’ due diligence. In addition to definitive documentation, the consummation of a transaction would be subject to final approval by the parties’ boards of directors and approval by WSC’s stockholders, and the satisfaction of any conditions to closing set forth in the definitive documentation.  There can be no assurance that a merger will be consummated or, if consummated, that the terms set forth in the definitive documentation will be consistent with the current expectations of the Issuer and WSC, as contemplated by the terms of the Letter of Intent.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a-e) The aggregate percentage of Shares reported owned by each person named herein is based upon 28,812,934 Shares outstanding, which is the total number of Shares outstanding as of August 5, 2009 as reported in Amendment No. 1 to Form 10-Q of the Issuer filed with the Securities and Exchange Commission on August 11, 2009.

As of the close of business on August 21, 2009, the Lion Fund owned directly 991,700 Shares, constituting approximately 3.4% of the Shares outstanding.  By virtue of their relationships with the Lion Fund discussed in further detail in Item 2, each of BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by the Lion Fund.

CUSIP NO. 857873-10-3

As of the close of business on August 21, 2009, Western Acquisitions owned directly 1,553,545 Shares, constituting approximately 5.4% of the Shares outstanding.  By virtue of their relationships with Western Acquisitions discussed in further detail in Item 2, each of Western Investments, WSC and Sardar Biglari may be deemed to beneficially own the Shares owned by Western Acquisitions.

As of the close of business on August 21, 2009, MCPI owned directly 80,000 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with MCPI discussed in further detail in Item 2, each of MCA, MCM, John K. H. Linnartz, WMH, WSC and Sardar Biglari may be deemed to beneficially own the Shares owned by MCPI.

As of the close of business on August 21, 2009, MCPII owned directly 20,000 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with MCPII discussed in further detail in Item 2, each of MCA, MCM, John K. H. Linnartz, WMH, WSC and Sardar Biglari may be deemed to beneficially own the Shares owned by MCPII.

As of the close of business on August 21, 2009, Philip L. Cooley beneficially owned 66,123 Shares, constituting less than 1% of the Shares outstanding, consisting of 11,000 Shares owned directly by Philip L. Cooley’s spouse that Philip L. Cooley may be deemed to beneficially own and 55,123 Shares Philip L. Cooley owns directly.

As of the close of business on August 21, 2009, Dash Acquisitions and Jonathan Dash may be deemed to beneficially own 158,436 Shares, constituting less than 1% of the Shares outstanding.  Such Shares are held in client accounts managed by Dash Acquisitions over which Jonathan Dash has investment discretion.

An aggregate of 2,869,804 Shares, constituting approximately 9.9% of the Shares outstanding, are reported in this statement.

Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 13 to the Schedule 13D.  All of such transactions were effected in the open market.

Each of the Reporting Persons, other than Philip L. Cooley, may be deemed to have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the Shares beneficially owned by him or it.  Philip L. Cooley has the sole power to vote and dispose of the Shares he beneficially owns.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares except for Philip L. Cooley’s spouse with respect to the 11,000 Shares she owns directly and the clients of Dash Acquisitions with respect to the 158,436 Shares held in their Dash Acquisitions accounts.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

CUSIP NO. 857873-10-3

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 24, 2009, the Reporting Persons entered into a Joint Filing Agreement  (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing Agreement by and among The Lion Fund, L.P., Biglari Capital Corp., Western Acquisitions L.P., Western Investments Inc., Western Sizzlin Corp., Sardar Biglari, Philip L. Cooley, Jonathan Dash, Dash Acquisitions LLC, Mustang Capital Partners I, LP, Mustang Capital Partners II, LP, Mustang Capital Advisors, LP, Mustang Capital Management, LLC, John K. H. Linnartz and Western Mustang Holdings LLC, dated August 24, 2009.

99.2	Power of Attorney.

CUSIP NO. 857873-10-3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2009	THE LION FUND, L.P.

	By:	Biglari Capital Corp. General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

WESTERN ACQUISITIONS L.P.

By:	Western Investments Inc. General Partner

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

WESTERN INVESTMENTS INC.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

WESTERN SIZZLIN CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

CUSIP NO. 857873-10-3

MUSTANG CAPITAL PARTNERS I, LP

By:	Mustang Capital Advisors, LP Investment Manager and General Partner

By:	Mustang Capital Management, LLC General Partner

By:	/s/ Sardar Biglari
Sardar Biglari as Attorney-In-Fact for John K. H. Linnartz, Managing Member

MUSTANG CAPITAL PARTNERS II, LP

By:	Mustang Capital Advisors, LP Investment Manager and General Partner

By:	Mustang Capital Management, LLC General Partner

By:	/s/ Sardar Biglari
Sardar Biglari as Attorney-In-Fact for John K. H. Linnartz, Managing Member

MUSTANG CAPITAL ADVISORS, LP

By:	Mustang Capital Management, LLC General Partner

By:	/s/ Sardar Biglari
Sardar Biglari as Attorney-In-Fact for John K. H. Linnartz, Managing Member

MUSTANG CAPITAL MANAGEMENT, LLC

By:	/s/ Sardar Biglari
Sardar Biglari as Attorney-In-Fact for John K. H. Linnartz, Managing Member

/s/ Sardar Biglari
SARDAR BIGLARI as Attorney-In-Fact for John K. H. Linnartz

CUSIP NO. 857873-10-3

WESTERN MUSTANG HOLDINGS LLC

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney-In-Fact for Philip L. Cooley

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney-In-Fact for Jonathan Dash

DASH ACQUISITIONS LLC

By:	/s/ Sardar Biglari
SARDAR BIGLARI As Attorney-In-Fact for Jonathan Dash, President

CUSIP NO. 857873-10-3

SCHEDULE A

Directors and Executive Officers of Western Sizzlin Corp.

NAME AND POSITION WITH WESTERN SIZZLIN	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS
Sardar Biglari, Chairman of the Board, Chief Executive Officer and President	Chairman of the Board and Chief Executive Officer of Biglari Capital Corp., an investment management firm	c/o The Lion Fund L.P. 9311 San Pedro Avenue, Suite 1440 San Antonio, Texas 78216

Philip L. Cooley, Vice Chairman of the Board	Prassel Distinguished Professor of Business at Trinity University, San Antonio, Texas	c/o Trinity University One Trinity Place San Antonio, Texas 78212

Titus W. Greene, Director	Director of Western Sizzlin Corp., an operator and/or franchiser of restaurants	c/o Western Sizzlin Corp. 401 Albemarle Avenue SE Roanoke, Virginia 24011

Jonathan Dash, Director	President of Dash Acquisitions, LLC, an investment management company	c/o Dash Acquisitions, LLC 183 Rodeo Drive Beverly Hills, California 90212

Kenneth R. Cooper, Director	Attorney with the Law Office of Kenneth R. Cooper	c/o Law Office of Kenneth R. Cooper 14607 San Pedro Avenue, Suite 130 San Antonio, Texas 78232

Martin S. Fridson, Director	Chief Executive Officer of FridsonVision LLC, an independent investment research firm	c/o FridsonVision LLC 54 West 21st Street Suite 1007 New York, New York 10010

Robyn B. Mabe, Vice President, Chief Financial Officer and Secretary / Treasurer	Vice President, Chief Financial Officer and Secretary / Treasurer of Western Sizzlin Corp., an operator and/or franchiser of restaurants	c/o Western Sizzlin Corp. 401 Albemarle Avenue SE Roanoke, Virginia 24011

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SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 13 to the Schedule 13D

Class of Security	Securities Purchased	Price Per Share ($)	Date of Purchase

Mustang Capital Partners I, LP

Common Stock	20,000	10.3096	08/19/09
Common Stock	50,000	10.0603	08/20/09
Common Stock	10,000	10.1453	08/21/09

Mustang Capital Partners II, LP

Common Stock	5,000	10.3096	08/19/09
Common Stock	6,300	10.0603	08/20/09
Common Stock	8,700	10.1453	08/21/09

The Lion Fund, L.P.

Common Stock	4,500	10.2900	08/19/09
Common Stock	3,000	10.1095	08/21/09